UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2007

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing 'Director/PDMR Shareholding'


                                                                    31 July 2007


               Pearson plc - Notification of Directors' Interests

Pearson today announces the following changes in directors' interests in Pearson ordinary shares of 25p each ("shares").

The company yesterday made a grant of restricted shares to executive directors under its existing Long-Term Incentive Plan. This represents the company's annual grant of long-term incentives to executive directors for 2007.

The earliest normal vesting date on which shares may be released is 30 July 2010. Subject to meeting certain performance conditions in full, and the retention of shares that vest on 30 July 2010 for a further two years, the maximum number of shares that the following executive directors may receive is :
Marjorie Scardino (420,000); David Bell (100,000); Rona Fairhead (125,000); Robin Freestone (125,000); and John Makinson (100,000).

One third of the award will be based on Pearson's total shareholder return performance relative to the constituents of the FTSE World Media Index over the three-year period 2007 to 2010. Another third of the award will be based on Pearson's return on invested capital in 2009. The final third of the award will be based on Pearson's growth in earnings per share over the period 2006 to 2009. The conditions and vesting arrangements will be set out in more detail in the report on directors' remuneration for 2007.


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 31 July 2007

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary